

AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com


06018973



SEC#~~82-5258~~

82-34639

22 November 2006

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange on 17, 20 and 21 November 2006 respectively.

We are providing copies of the announcements by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

Tony Finn
Joint Company Secretary

Dec 12/6





17 November 2006

RESIGNATION OF ALTERNATE DIRECTOR

Agenix Limited announces the resignation of Mr T C Chan as an Alternate Director for Mr Wong Fong Fui.

Tony Finn

Joint Company Secretary

Agenix Limited [ASX: **AGX,** OTC (NASDAQ): **AGXLY]** is a biotechnology company based in Brisbane, Australia. The Company has a strategic focus to build and develop a pipeline of monoclonal antibody-based products or products developed from other therapeutic agents.

Agenix's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which is currently undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd, a wholly owned subsidiary of the ASX-listed Agenix Limited.

www.agenix.com


AGENiX

20 November 2006

CHANGE IN DIRECTORS

Agenix has appointed Mr Karl Schlobohm as a Director, effective immediately.

Mr Schlobohm is also currently Joint Company Secretary for the company, having been appointed on 16 December 2005.

Mr Schlobohm has a Bachelors Degree in Commerce, a Bachelors Degree in Economics and a Masters Degree in Tax. He is a Member of the Institute of Chartered Accountants, a Member of the Australian Institute of Company Directors and a Registered Tax Agent. Mr Schlobohm is a Director of Prosperity Advisers, a fully integrated financial services firm. He is also Chairman of Australasian Retail Media Group Limited.

The Board has received and has noted the resignation of Mr Myles Davey, also effective today.

Agenix Chairman, Mr Ravi Govindan, stated: "The Board has extended its thanks to Mr Davey for his valuable contribution."

END


SECTION

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

AGENIX LIMITED

ABN

58 009 213 754

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee Options

+ See chapter 19 for defined terms.

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	a) 3,000,000 options issued with an exercise price of $0.53, being double (2x) the average closing price of the Company's shares on ASX for the 20 trading days prior to December 15, 2005, being Mr Neil Leggett's date of appointment as Chief Executive Officer and Managing Director. b) 1,000,000 options issued with an exercise price of $0.53, being double (2x) the average closing price of the Company's shares on ASX for the 20 days prior to December 15, 2005, being Mr Neil Leggett's date of appointment as Chief Executive Officer and Managing Director. If prior to December 15, 2008, the average closing price over a continuous three month period is greater than $1.26 then, and only then, the options will vest three months after this continuous period. The options will lapse on December 15, 2011. c) 500,000 options issued in conjunction with the annual Employee Option Plan grant with an exercise price of $0.25, being 50% above the average closing price of the Company's shares on ASX for the 20 days prior to 21 July 2006.
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	a) Employee Options Exercise Price: $0.53 Expiry Date: 15/12/2011 b) Employee Options Exercise Price: $0.53 Expiry Date 15/12/2011 c) Employee Options Exercise Price: $0.25 Expiry Date 21/07/2012

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Options will rank equally with ordinary shares only when exercised. Options do not participate in dividends.
5	Issue price or consideration	-
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of employee options in accordance with a resolution of shareholders at the Annual General Meeting held on 21 November 2006.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21/11/2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	212,595,820	Ordinary fully paid Shares

+ See chapter 19 for defined terms.

Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,221,200	Employee options Expiry date: 20/07/07 Exercise price: $0.3228
588,750	Employee options Expiry date: 25/07/08 Exercise price: $0.3328
1,265,000	Employee options Expiry date: 21/07/09 Exercise price: $0.4128
30,000	Employee Options Expiry date: 31/01/10 Exercise price: $0.7028
250,000	Options Expiry Date 22/09/09 Exercise Price $0.3928
1,376,750	Employee Options Expiry Date 21/07/10 Exercise Price $0.6728
1,250,000	Employee Options Expiry Date 18/11/10 Exercise Price $0.5428
1,893,750	Employee Options Expiry Date 21/07/11 Exercise Price $0.2928
200,000	Options Expiry Date01/01/12 Exercise Price $0.4000
1,616,250	Employee Options Expiry Date 21/07/12 Exercise Price $0.22
3,000,000	Employee Options Expiry Date 15/12/11 Exercise Price $0.53
1,000,000	Employee Options Expiry Date 15/12/11 Exercise Price $0.53
500,000	Employee Options Expiry Date 21/07/12 Exercise Price $0.25
14,191,700	Total

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

Not applicable – options are not to be quoted.

Tony Finn
Joint Company Secretary
21 November 2006

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Agenix Limited
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Karl Schlobohm
Date of appointment	20 November 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Vitalstatistix Pty Ltd	23,000 ordinary shares

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AGENIX LIMITED
ABN	58 009 213 754

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Neil Leggett
Date of last notice	4 July 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	21 November 2006
No. of securities held prior to change	750,000 ordinary fully paid shares and 1,675,000 employee options
Class	Ordinary fully paid shares indirectly held; Employee options, directly held.
Number acquired	a) 3,000,000 employee options Exercise Price: $0.53 Expiry Date: 15/12/2011 b) 1,000,000 employee options Exercise Price: $0.53 Expiry Date 15/12/2011 c) 500,000 employee options Exercise Price: $0.25 Expiry Date 21/07/2012

+ See chapter 19 for defined terms.

Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	750,000 ordinary fully paid shares and 6,175,000 employee options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of employee options in accordance with a resolution of shareholders at the Annual General Meeting held on 21 November 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.


AGENiX

21 November 2006

RESULTS OF THE 2006 ANNUAL GENERAL MEETING

All resolutions put to shareholders at the Annual General Meeting held today were passed and the following information is provided in accordance with Section 251AA(2) of the Corporations Act:

Resolution 1 *To consider the re-election of Mr Ravindran Govindan as a Director.*

Passed as an ordinary resolution on a show of hands.

Resolution 2 *To consider the re-election of Mr Myles Davey as a Director.*

The resolution was withdrawn due to the resignation of Mr Myles Davey on 20 November 2006.

Resolution 3 *To consider the approval of previous issues of shares.*

Passed as an ordinary resolution on a show of hands.

Resolution 4 *To consider the grant of options to Chief Executive Officer and Managing Director as long term incentive.*

Passed as an ordinary resolution on a show of hands.

Resolution 5 *To consider the adoption of the Directors' Remuneration Report and the remuneration disclosures contained therein, as a non-binding vote of shareholders.*

Passed as an ordinary resolution on a show of hands.

The valid proxy votes received by Agenix Limited for the resolutions were:

Resolution	For	Against	Open	Abstain
1	57,567,352	708,183	2,544,846	378,587
2	N/A	N/A	N/A	N/A
3	56,608,528	1,681,557	2,734,346	174,537
4	56,406,533	1,954,589	2,515,846	322,000
5	55,877,199	2,007,629	2,644,971	669,169

END

For more information, please contact:

Mr Tony Finn
Joint Company Secretary
Agenix Limited
Ph: 61 7 3370 6300


AGENiX

21 November 2006

2006 ANNUAL GENERAL MEETING - CHAIRMAN'S ADDRESS

Ladies and Gentlemen.

Welcome to Agenix's 2006 Annual General Meeting.

The year ending June 2006 was another year of considerable activity but of disappointing share price performance. Features of the year were:

- The decision to sell the animal and human diagnostic test businesses.
- Improvements in our cash position.
- Further progress in our ThromboView program.
- The appointment of a world class Scientific Advisory Board.
- Efforts to expand our product pipeline.

The Directors are all conscious of delivering share price growth, particularly given that many of the Board are themselves shareholders.

I thank all staff for their substantial efforts during the year.

I now invite Neil Leggett, Agenix Chief Executive Officer and Managing Director, to provide a detailed report on the matters I have mentioned and other developments.

END


SECTION

ThromboView® Partnering Review

Dr. Bill Ramage

Outline of Presentation

- What unique perspectives do I personally bring to this challenge?
- Previous Bullish ThromboView valuation
- What **hasn't** changed
- What **has** changed
- Partnering discussions and status
- Path forward

What unique perspectives do I personally bring to this challenge?

Been there,

Done that.....

What unique perspectives do I personally bring to this challenge?

Been there,

Done that.....

Got the tee-shirt!

What unique perspectives do I personally bring to this challenge?

Extensive Relevant Experience

- Radiopharmaceutical Product Marketing
  - Cardiolite®
    - Highest sales (Bristol-Myers Squibb) worldwide of any radiopharmaceutical
    - ~$1 billion
  - Acutect®
    - For detecting acute Deep Vein Thrombosis
- Imaging Agent Business Development
  - Diatide, Inc.
    - Sold company for $135 million to Schering AG
    - Substantial premium to market
  - Optison®
    - #2 worldwide contrast agent for ultrasound imaging
    - Market currently by GE Healthcare
    - Out-licensed Pacific Rim rights to Chugai (Roche) for ~ $40 million

Previous ThromboView Valuation was Bullish

- Signficant unmet medical need
  - Existing PE & DVT tests not always reliable or suitable in all patients
- Market research demonstrated significant market opportunity
  - Physicians liked target product profile for ThromboView
- Market surveys confirmed large and growing potential market
  - > 2 million PE studies in 2003
  - ~ 3 million DVT studies in 2003
  - > 10% per year growth in studies
- Rapid projected path to FDA and EMEA approvals

What **Has Not** Changed?

Still Substantial Market Opportunity in PE and DVT

- Large multi-center international trial demonstrated shortcomings of CT-PA in significant patient populations
- Mayo Clinic publication showed much higher death rate from PE and DVT than previously realized
- Concern about radiation dose from CT-PA exams increasing, particularly in younger women
- New market research even more positive on physician interest in ThromboView target product profile
- Demographics continue to fuel growth in PE/DVT as Western populations age


Breast Radiation Dose
100 - 400
CTPA
Chest X-Ray Equivalents
5 - 8
Mammography
2 - 4
ThromboView
1
Chest X-Ray

VTE Incidence and Age

ORIGINAL INVESTIGATION

Trends in the Incidence of Deep Vein Thrombosis and Pulmonary Embolism

A 25-Year Population-Based Study

Marc D. Silverstein, MD; John A. Heit, MD; David N. Mohr, MD; Tanya M. Petterson, MS; W. Michael O'Fallon, PhD; L. Joseph Melton III, MD

A predominance of patients have incident VTE >50 yrs.


Annual Incidence per 100 000
1200
1000
800
600
400
200
0
Male
Female
0-14
15-19
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80-84
≥85
Age Group, y

Figure 1. *Annual incidence of venous thromboembolism among residents of Olmsted County, Minnesota, from 1966 to 1990, by age and sex.*

Source: Silverstein et al, Arch Int Med, 1999

An Aging US Population



Aged Population as a Share of Total
U.S. Population Continues to Grow
Percent of total population
25
20
15
10
5
0
Population aged 65 and over
20%
12%
1950
1975
2000
2025
2050
2075
Note: Projections based on intermediate assumptions of the 2002 Trustees Report.

www.seniorjournal.com

What **Has Not** Changed?

ThromboView definitely works in PE!

- Phase Ib PE Clinical trial
  - 14 patients with known PE
  - 2 expert readers, blinded to all other information, reviewed ThromboView images
  - Accurately detected PE in 11 and 13 patients
    - **86% Sensitivity**
- Publication of this data honored at international hematology meeting
- Thromboview identified a **previously undiagnosed PE**
  - Phase 1b DVT trial

Phase Ib DVT Image
(Previously Undiagnosed PE)

Sup

TV-02B08 F
THROMBOVIEW STUDY

THROMBOVIE,1, NM

28/01/2004
16:21:51
128x67

R

1.669260

Inf

What **Has** Changed?

- Phase 2 DVT results not as good as in the Target Product Profile
  - Additional work necessary before starting pivotal trials
- Phase 1 PE results insufficient to support initiation of pivotal trials
  - Limited number of patients
    - Biased sampling
      - All had confirmed PE disease
- Path to FDA approval for PE indication longer and more difficult than original DVT timeline
  - Need Phase 2 PE trial first, before Phase 3
- Change in review team personnel at FDA
  - Not bound by predecessor agreements
  - Demand very challenging trial designs
  - Created environment apparently hostile to new products
    - Affects all imaging products in development

Partnering Discussions and Status

- ALL of the major imaging companies expressed initial interest in ThromboView
- At least 2 meetings were held with each company over the last 12 months to review project data in detail
- Several have declined to proceed to licensing negotiations citing
  - Uncertain FDA approval environment
  - Disappointment in DVT results
  - Longer than optimal time to image post-injection
  - Longer time to market than initially expected
  - Challenge of performing trials
  - Too little data in the initial target indication (PE)
- Some potential partners still in active discussions

Recommended Path Forward for ThromboView

- Continue the ongoing discussions with the remaining potential partners
  - Negotiate that they pay for future development costs
- Clarify the regulatory pathway to approval for PE indication
- Continue ThromboView Phase 2 development at Agenix expense, pending partnering deal
  - Incremental cost of Phase 2 trials is relatively low (estimated A$2.5 million)
  - Estimated timeline for this trial is 12 – 15 months
  - Incremental impact on valuation could be very high
- Clarify performance issues in DVT imaging

NEW 3B6 ANTIBODY APPLICATION

- Exploit interest in PET formulation
  - ANSTO collaboration
  - Rapidly growing area ("Molecular Imaging")
  - Focus of some recent partnering discussions

Thank You



AGENIX


AGENiX

AGENIX LIMITED

ANNUAL GENERAL MEETING

TUESDAY 21 NOVEMBER 2006


AGENiX

- Opening and Welcome
- Minutes of Previous Meeting
- Chairman's Address
- Managing Director's Presentation
- Voting on Resolutions/Proxies
- Closure


AGENiX

Agenix Limited Presentation to 20th Annual General Meeting of Shareholders

21 November, 2006

Neil Leggett
CEO and Managing Director

The Agenix Business at last AGM


AGENIX

Agenix Ltd

100%

Agen Biomedical Ltd

100%

Molecular Imaging
ThromboView ®
D-dimer blood clot imaging

DiagnosticTests

Human Health
D-dimer
blood clotting tests

Animal Health
Feline & Canine
infectious diseases

Operational Position at last AGM


AGENiX

- We very publicly told market we were going to do a licensing deal for our lead product ThromboView® by December 2005, although the only completed and announced clinical trials at the time were Phase I trials in DVT.
- **Insufficient cash to move project forward when it was determined to be inappropriate to partner at that point.**
- Animal Health diagnostic test business had no growth and was loss-making.
- **Human Health diagnostic test business profitable but had no growth for a number of years.**
- Market disappointment when ThromboView® deal not achieved by December 2005, with resultant negative share price effect.
- View that we were a one-product company with lack of pipeline.

Animal Diagnostic Tests


AGENIX

AGEN BIOMEDICAL – infectious diseases for pets

- Feline Leukaemia Virus (FeLV)
- Feline Immunodeficiency Virus (FIV)
- Combined FeLV/FIV
- Canine Heartworm
- Canine Parvovirus

Animal Health


SIMPLIFY™

Human Diagnostic Tests


AGENiX

AGEN BIOMEDICAL – D-dimer blood clotting tests

- DIMERTEST
- AUTO DIMERTEST
- SimpliRED
- Clearview Simplify D-dimer
- Monoclonal Antibodies


AGEN
HUMAN DIAGNOSTICS




AGENIX


AGEN Sales (excl sale of biological products)
currency adjusted (constant AUD/USD 0.7417 per 30 June 2006 rate)
$'000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
14,981
12,690
14,726
14,510
14,406
2002
2003
2004
2005
2006


AGENIX


$'000
AGEN Human Health Sales
currency adjusted (constant AUD/USD 0.7417 per 30 June 2006 rate)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
7,641
7,880
7,264
6,530
5,921
2002
2003
2004
2005
2006


AGEN Animal Health Sales
$'000
currency adjusted (constant AUD/USD 0.7417 per 30 June 2006 rate)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
1,090
6,249
1,461
3,349
2,240
5,222
2,362
5,618
2,091
6,393
2002
2003
2004
2005
2006
Manufactured product
3rd Party products

Transformation (1)


AGENiX

- **1 March 2006:** Successful outcome in the Phase Ib Pulmonary Embolism clinical trial in Australia, with better than expected sensitivity compared to CTPA (Computed Tomography Pulmonary Angiography).
- **17 March 2006:** Share placement of $3.0 million at $0.22 per share.
- **31 March 2006:** Sale for $0.4 million of a property in Perth which had in past years supported research and development but more recently had been rented out.
- **7 April 2006:** Assignment of intellectual property and granting of distribution rights for the loss-making Animal Health diagnostic test business to US company IDEXX Laboratories, realising $10.0 million when all operational transfer milestones are completed ($7.2 million received to date).
- Sales initiatives, including above-budget sales of biological products, which will raise cash in excess of $2.0 million more than previously forecast. Sales in second half of 2005/06 exceeded the first half by 39.9%.
- Cost-cutting initiatives, including the announcement of significant redundancies (staff down to 49 from 86).

Transformation (2)


AGENiX

- **20 June 2006:** Completion of the interim analysis for the Phase II Deep Vein Thrombosis clinical trial in the United States and Canada which supported the advance of the programme towards registration trials.
- **26 June 2006:** Sale and leaseback of our Brisbane, Australia properties, with a sale price of $5.15 million.
- **25 July 2006:** Financial result for the year ended 30 June 2006 was a substantially reduced loss of ($3.7M) compared to ($13.6M) the previous year.
- **10 August 2006:** Granting of patents for our ThromboView® technology in the United States and Singapore, with approval in other jurisdictions likely to follow. The patents granted expire on and after 26 June 2022.
- **31 August 2006:** Collaboration with Australian Nuclear Science and Technology Organisation into development of a PET-labelled clot imaging product.
- **7 September 2006:** Appointment of new world class Scientific Advisory Board to strengthen quality of scientific advice to management and Board of Directors.

Transformation (3)


AGENiX

- **26 October 2006:** ThromboView wins prestigious best poster award at international conference.
- **16 November 2006:** Agreement to sell the Human Health laboratory-based products to American Diagnostica Inc of the US for $3.5M.


AGENIX


ThromboView®

Dr Bill Ramage, our US consultant on ThromboView partnering, will provide an update on the ThromboView program

Broadening of product pipeline.


AGENIX

- CURRENTLY EVALUATING OTHER MONOCLONAL ANTIBODY DEVELOPMENT PROGRAMMES.
- CURRENTLY EVALUATING OTHER PROGRAMMES WHERE WE CAN LEVERAGE OUR EXISTING SKILLS AND INFRASTRUCTURE.
- SEVERAL POTENTIAL PROGRAMMES HAVE BEEN EVALUATED AND NOT PURSUED, BUT AN ACTIVE SEARCH PROCESS IS IN PLACE.
- THE AGENIX SCIENTIFIC ADVISORY BOARD HAS WORLD CLASS INDIVIDUALS ASSISTING IN EVALUATING IDENTIFIED OPPORTUNITIES.

Key Management & Scientific Advisory Board Members


AGENIX

Key Business Development Staff

- **Neil Leggett**
  CEO and Managing Director (from 15 December 2005)

- **Dr Mike Gerometta**
  Director Research and Development - Monoclonal Antibodies

- **Helen Roberts**
  Director Clinical and Commercial Programs

New Scientific Advisory Board - appointed 7 September 2006

- **Chairman: Associate Professor Andrew Scott**, Director Centre for PET, Austin Hospital and Director Ludwig Institute for Cancer Research, Assoc Professor Dept of Medicine, University of Melbourne, Melbourne, Australia

- **Dr Paul Eisenberg**, VP Global Safety, Amgen, Los Angeles, USA

- **Professor Stanley Goldsmith**, Director Nuclear Medicine and Professor of Radiology and Medicine, Weill Cornell Medical Centre, New York Presbyterian Hospital, New York, USA

- **Dr Louis Weiner**, VP Translational Research, Chairman Dept Oncology, Fox Chase Cancer Centre, Philadelphia, USA

- **Dr Dan Shochat**, Executive VP, KaloBios Pharmaceuticals, Palo Alto, USA

Corporate Strategy
• Immediate Focus


AGENiX

Monoclonal Antibody Development

1. **Secure ThromboView® financing and clinical trial strategy – continue to engage with potential partners**
2. **Investigate the feasibility of developing a PET-labelled product to image clots associated with atrial fibrillation and vulnerable plaque.**
3. **Acquire additional program(s) to utilise our existing skills and infrastructure in developing monoclonal antibodies and clinical trial management, either:**
   - A monoclonal antibody program to develop a therapeutic; *or*
   - A monoclonal antibody program in imaging in another area, such as oncology.
4. **Contract out our skills and infrastructure in monoclonal antibody development, mammalian cell production and clinical trial management.**

Emerging Technologies

1. **To actively evaluate new opportunities as they arise.**

Core Competencies


AGENiX

- Original name of Agen was Mabco ("Monoclonal Antibody Company")
- One of very few Australian companies which have taken a monoclonal antibody from bench research, through humanisation procedures, pre-clinical characterisation, first-in-man safety evaluation and to Phase II trials in the USA and Canada.
- cGMP approval from TGA, FDA, USDA and Canada Health.
- Expertise in mammalian cell production, downstream processing, antibody chemistry, assays, clinical trial services and the development, marketing and global distribution of rapid *in vitro* diagnostic tests.
- The only current monoclonal antibody program was and is *ThromboView®*, a blood clot *in vivo* imaging agent (in Phase II trials for DVT and Phase I trials for PE).
- Excellent infrastructure and highly skilled staff.

A History of Expertise in Monoclonal Antibody Development


AGENiX


Agen Biomedical Ltd
Molecular Imaging
Diagnostics
Human Health
Animal Health

- Agenix is a listed holding company
- Owns 100% of only operating subsidiary Agen Biomedical
- Located in Brisbane, Australia
- Employees: 49
- Agen was a QUT spin-out (1983), founded on discovery of D-dimer monoclonal antibody.
- Diagnostic tests for existence of blood clots in humans and infectious diseases in dogs and cats.



DD-3B6: First Clot-Specific Monoclonal Antibody


AGENIX

- **Thrombus D-dimer**
  - Abundant
  - Present on all clots (Venous and arterial)
  - Relatively evenly distributed
- **3B6 Epitope is a functional biomarker of active clot**
  - Exposed on plasmin cleavage (clot is actively breaking down)
  - Exposed on fresh but not aged clots


D-dimer
DD-3B6



- DD-3B6 specifically targets the epitope at the DD site of cross-linked fibrin with known high affinity.
- DD-3B6 does not bind to circulating fibrinogen, fibrinogen degradation products or fibrin monomer.
- The most validated D-dimer Mab with >250 referenced publications since 1982

Bioprocess Development Capabilities


AGENIX

Mammalian Cell Culture

- Serum free/medium adaptation
- Media optimisation
- Cell line stability assessment
- Cell banking
- Seed train development
- Productivity optimisation
  - Roller bottles
  - Small scale bioreactors



Downstream Processing

- Cell harvest/filtration
- Purification
  - Affinity
  - Hydrophobic interaction
  - Ion exchange (cation/anion)
  - Size exclusion
- Tangential Flow Ultrafiltration
- Viral inactivation/filtration

Antibody Chemistry

- Fragmentation
  - Digestion
  - Reduction
- Conjugation
  - Radiochemistry
  - Other



Viral clearance scale down validation studies

- Spiking study design and management

Formulation and Lyophilisation

- Internal, and external contractors
  - Radpharm Scientific

Bioprocess Development Capabilities


AGENIX

- **Analytical**
  - Electrophoresis (SDS-PAGE, IEF)
  - HPLC
  - ELISA (Potency, Immunogenicity)
  - Radioassays (ITLC, immunoreactivity)
  - Western blot
  - Bioburden/endotoxin
  - Other contractors (peptide map, MS etc)

- Pharmacokinetic & Immunogenicity ELISAs
  - Monoclonal antibody development
  - Assay design and feasibility
  - Assay qualification
  - GLP patient sample storage and analysis





Bioprocess Production Capabilities


AGENIX

- **Cell culture**
  - Cell bank storage
  - Cell expansion (T-flasks)
  - Roller bottle production (100L batches)
  - 150L Bioreactors in storage
- **Purification**
  - 1-15L columns
  - Amersham Bioprocess system (120L/hr)
  - Tangential flow ultrafiltration systems (large & small scale)
- **QC testing and assay qualification**
- **Contractors for Drug Product manufacture**



Bioprocess Production Capabilities


AGENIX

- GMP Suite for Phase I/II Drug Substance Manufacture
  - Two Class C HEPA filtered Processing Rooms
  - Class D airlock
  - Approx $150m^2$
  - Cell bank storage facility
  - Cold room and frozen storage (-20°C and –70°C)


COLDROOM
2.1
CEILING HEIGHT
2800mm
PROCESSING ROOM
2.3
+15 Pa
AIRLOCK
+5 Pa
CELL CULTURE ROOM 2.2
CAMBIDGIT
GRADE C
+15 Pa
CRYOGENIC STORE
GRADE C
2.4
SEALED DOOR
EXISTING
ASSAY
2.5
EXISTING
DEVICE
2.6
EXISTING
LATEX
3.5

TGA THERAPEUTIC GOODS ADMINISTRATION

Schedule of Conditions Applicable To The Manufacture of Therapeutic Goods

The following conditions apply to and form part of Licence No 1035 issued in respect of:

AGEN BIOMEDICAL LIMITED
ACN: 010 528 980
11 DURBELL STREET
ACACIA RIDGE QLD 4110

under the Therapeutic Goods Act, 1989.

This licence authorises only the manufacture of therapeutic goods in the following product or product classes:

1. in-vitro diagnostic goods of human origin,
2. labelling and packaging of drugs for clinical trial use,
3. active pharmaceutical ingredients for use in Phase 2 Clinical trials.

This licence authorises all steps of manufacture related to the class or classes of therapeutic goods nominated on this licence except biosafety of API.

Persons currently nominated as having control under Section 37 of the Therapeutic Goods Act, 1989:

Production: PENELOPE JANE MERCER
MICHAEL GEROMETTA
Quality Control: DAVID PHILIP ROWBURY
ROBERT WILFRED HERRINGTON

Originally Issued: 09/12/1991 Date Revised: 23/08/2004

Signed: ....
Delegate of the Secretary


Health and Ageing
02413

This licence is the property of the Therapeutic Goods Administration and must be returned upon demand. This licence remains valid until otherwise suspended or revoked by the Therapeutic Goods Administration.


AGENiX

Regulatory Capabilities

Pre-clinical, Clinical and CMC Documentation


Phase I
Phase II

CTX



Australian Government
Department of Health and Ageing
Therapeutic Goods Administration

IND


U.S. Food and Drug Administration

CDER Human Drugs

CTA



Health Canada   Santé Canada


AGENIX

Cash snapshot now

- Cash in bank $6M with further $7M to be received from transactions previously announced.
- Further $3M - $5M expected from sale, in whole or in parts, of remainder of Human Health *in vitro* diagnostic test business.
- The company has no bank debt (in July 2006 a bank bill facility was repaid in full).
- ThromboView® expenditure has substantially reduced.
- Future cash burn is approximately $300,000 per month excluding ThromboView.

SUMMARY

AGENIX

- We have an imaging product in ThromboView which has high potential revenue.
- We have been carrying out Phase II trials in the US and Canada.
- We have $6 million in cash now, rising to $16-18 million once all proceeds from the sale of Animal Health and expected sale of Human Health businesses are realised.
- At current price of A$0.145, Market Capitalisation of A$31M understates the value of company's skills and infrastructure, and of the ThromboView® potential.
- Directors have solid shareholdings.





Corporate Strategy, Management , Staff and Infrastructure in place to seize opportunities in monoclonal antibody development and emerging technologies to achieve share price growth